UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

17560 Rowland Street, City of Industry, CA 91748

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Retirement of Chief Financial Officer, Robert Chang

On March 15, 2024, Newegg Commerce, Inc. (the “Company” or “Newegg”) announced that Robert Chang is retiring from his position as Chief Financial Officer, effective May 17, 2024. The Board of Directors and management thank Mr. Chang for 25 years of service and contributions to Newegg and wish him well in retirement.

The Company intends to appoint Christina Ching to serve as Interim Chief Financial Officer, effective upon Mr. Chang’s retirement. Ms. Ching has served as the Company’s Chief Accounting Officer since 2022. From 2013 to 2022, Ms. Ching served as the Chief Financial Officer for North America and Asia regions for Kriss USA Inc., a leading Swiss defense manufacturing company. Prior to that, Ms. Ching served as Newegg’s Senior Director of Accounting from 2004 to 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

March 15, 2024	By:	/s/ Anthony Chow
Anthony Chow
Chief Executive Officer

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